Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation

Commission File No. 000-16276

On January 29, 2008, Richard J. Johnson, Chief Financial Officer of The PNC Financial Services Group, Inc. (the “Corporation”), gave a presentation to investors at the 2008 Citigroup Financial Services Conference in New York, New York. The following is the transcript of Mr. Johnson’s presentation. The electronic slides referred to in the following transcript were previously filed on January 29, 2008 by the Corporation pursuant to Rule 425 under the Securities Act of 1933, and the transcript should be read in conjunction with those materials.

Rick Johnson:	Thank you, Keith, thank you very much. It’s great to be here, everyone. And with me here today is Bill Callihan, our Director of Investor Relations. My apologies for the beginning here — I got all wired up to walk around, and I think if I tried to do it up here, I’d probably fall down. So we’ll try to keep it straight.

Let me remind you that today’s presentation will contain forward-looking statements and that future results or events may be impacted, possibly materially, by a variety of risks and other factors including those discussed in our SEC filings, in our presentation, and in the appendix to our presentation handouts. Also, we’ll discuss non-GAAP financial measures. Further information, including additional GAAP reconcilement information, is provided in the appendix to the presentation, in handouts, and on our website.

It’s great to be here today, and it’s good to see such a terrific audience. Keith, it looks like you’ve got another great conference ahead of you here for the next couple of days. And as all of you know, this is an extremely challenging time for the financial services industry. But as I look out there, I have to imagine that the real challenge is for all of you because you’ve got to sit here and listen to the stories and try to figure out who is going to be the winners and the losers over the next couple of years.

Today I’m going to tell you a little bit about PNC, the company we’re building, the ability to generate growth through that company, and our ability to deliver performance, which will differentiate us from the rest of the industry.

First, let me touch on 2007 performance, which I think is a perfect example of our ability to execute. In what we all know is a difficult time for the financial services industry, PNC delivered a very good year, and we accomplished a great deal. The key takeaways from 2007 are very clear. Positive results were, again, driven by a differentiated business mix, and we continued to create positive operating leverage on an adjusted basis as we grew our revenues and we managed our expenses carefully. Our asset quality continued to be strong, and our Mercantile acquisition and integration is complete. We’ve captured the cost saves we expected, but more importantly, it opens up new markets to develop and to grow. We effectively managed and deployed our capital for growth, and the strategic choices we’ve made and our ability to execute on our strategies has left us well positioned for the new year. While others are rationalizing their business models, we’re in a position to accelerate growth.

Let’s dig deeper into each of these messages. We all know that valuation is driven by sustainable growth, and I believe we’ve built a company which can differentiate itself by delivering growth over time. Why do I believe that? Let’s start with our business mix. We are differentiated by having leadership positions across each of the four major segments in which we operate. Let me give you some examples. In Retail Banking, we are focused on the payment space, which is evidenced by our high concentration of fee income. And we are one of the nation’s top 50 wealth managers. In Corporate & Institutional Banking, we are number one in the Northeast and number two in the U.S. in arranging middle market loan syndications. And Harris Williams was selected as Middle Market Investment Bank of the Year. PFPC, our global funds processing business, is a recognized leader in processing, technology, and business solutions for the investment industry, and is undergoing a business model transformation through our two recent acquisitions to becoming an information provider to the investment industry. And BlackRock, as all of you know, is our asset manager, which has over $1.4 trillion in assets under management.

The key takeaways here for us is PNC is highly diversified, both in terms of businesses and geography, with the scale and the competencies to compete. And our business mix allows us to generate solid returns, great cash flow, and opportunities for risk-adjusted growth through the cycle. We like the business mix, and it’s particularly attractive at this time in the credit cycle.

As our next slide shows, we generate 50% of our revenues from noninterest income sources. It has surprised some to find out that actually, if you break out PFPC and BlackRock, we also generate 47% fees from the banking businesses. And this is one of the highest in the peer group. Our success at generating low-cost deposits faster than our peers provides us with a funding advantage. This mix provides us with more consistency, and it means we don’t have to chase high risk credit or bet on the interest rate cycle to grow revenues.

Now let’s take a deeper dive into the growth in PNC’s revenue space. As you can see in this slide, our business model produces a diversified total revenue stream which is growing in double digit territory on an adjusted basis, with less volatility and requiring less credit capital.

First, the fee-based businesses, which account for 57% of adjusted total revenue, grew 10% over 2006, and have grown on a compounded annual basis of 10% over the last four years. These noninterest income streams come from multiple sources.

Asset management revenue, which represents about 12% of adjusted revenue, grew 46% over adjusted 2006 due to the addition of wealth management clients, the addition of Mercantile, and our share of the increase in net income of BlackRock.

Fund servicing revenue, which also represents about 12% of adjusted revenue, was $835 million for the year. We’re seeing significant improvements across the board in our servicing statistics, including increases in fund assets, both domestically and internationally, custody assets, and total shareholder assets. As a matter of fact, total fund assets serviced by PFPC were $2.5 trillion at year end, which is a 14% increase over the prior year.

Growth in Corporate Services, which represents about 10% of adjusted revenue, was fueled by higher Treasury Management fees and increase in commercial real estate servicing and affordable housing revenue, and M&A advisory services at Harris Williams. In fact, the year-over-year revenue growth from Corporate Services was 14%.

Consumer activities, which represents closer to 15% of adjusted revenue, increased 13% year-over-year. The growth was driven by our focus on being a leader in the payment space, where we’ve had success in deepening online banking relationships and all online bill pay penetration, as well as the increase in the Mercantile markets.

On the market sensitive side, private equity, trading and other revenues represent the lowest portion of our adjusted revenue. And despite 2007 market challenges, this category posted a good year. Nevertheless, as we’ve been saying over the last couple of months, we continue to expect volatility in this space, particularly in our commercial mortgage loans held for sale portfolio as spreads remain at unprecedented levels. Our focus today is less on originations, and we plan to significantly reduce our $2 billion year end inventory in the first half of 2008.

Now I’ve just described our noninterest income streams, and I hope from hearing that description, you understand the diversification of those revenues and our ability over time to be able to grow that part of our business.

Our second largest source of revenue is our deposit franchise. This accounts for 26% of total revenues and grew 34% over 2006. We grew noninterest bearing deposits faster than our peers as we leveraged multiple channels for growth such as consumer, small business, corporate, treasury management, and Midland loan servicing. And our disciplined approach to pricing interest-bearing deposits means we drive more of the value of those deposits to our bottom line.

Our smallest contributor to revenue, at 16%, is credit, which grew 25%, primarily due to the addition of the Mercantile markets and growth in our C&I portfolio. Now I don’t mean to downplay the importance of credit products to the business; it’s an essential part of our long term relationships with our clients. But we are not solely dependent on doing the credit products simply to grow revenues. We have other ways to grow revenues, and this enables us to maintain the credit risk profile we like, which is something I’ll talk about in a few minutes.

Now let’s take a look at our ability to generate positive operating leverage. This has been a real success over the last couple of years. Many of you in our one-on-ones have asked why don’t we have a targeted efficiency ratio? And it’s pretty simple; we just want to create positive operating leverage. We want to grow revenues faster than we grow expenses. Sounds pretty easy, and it’s not. It’s hard work.

I think as you can see on this next slide, we’ve been able to grow revenues, but we’ve also been able to take a very disciplined approach to the management of our expenses. And as a result, we’re able to generate positive operating leverage. Some time ago, we recognized what we saw in the third and fourth quarter of last year, that the credit cycle is going to start to turn, and we felt that we needed to create this positive operating leverage to help us go through this period and be able to manage the increase in credit costs. And we decided to focus, therefore, on this plan of creating operating leverage.

We started this with our One PNC initiative, which we’ve talked to you about several times, and now we’ve made continuous improvement an important part of our culture and as we invest in our businesses to grow and improve the processes to help us manage our costs. The result of all that is positive operating leverage. And if you look at the first couple of years on this chart, you’ll see that we had 2% positive operating leverage. In the last year, we increased that to 3% positive operating leverage, and our improvement in operating leverage has paid for the increased cost of credit and allowed us to grow net income at a 12% pace on adjusted basis.

The one thing that’s important — people ask well what does 3% mean and what does that do for you? Three percent operating leverage for us means $150 million of pre-tax income. That’s approximately 30 cents per share, and I think that’s the difference between leading and lagging our peer group in EPS growth. And we’ve been leading the peer group in EPS growth.

In 2008, our plan calls for continued positive operating leverage, which enables us to cover the additional cost of credit and still grow earnings. This is hard work; it’s all about innovation and execution, and we have a proven track record to be able to do just that.

Now let’s move on to the moderate risk profile. We believe that consistent earnings growth is key to a premium valuation. As such, we’ve chosen to manage PNC with a moderate risk profile. Our choice to maintaining a moderate risk profile shows up to you in two ways. First, in the strategic choices we have made and will continue to make, such as substantially avoiding subprime mortgages, high-yield bridge loans, and leveraged finance loans, and other markets that are creating challenges for many of our peers. Second, is in the operating discipline we apply in each risk decision we take, such as getting paid for those risks. Now obviously, credit losses are an expected part of the business, and they tend to be volatile when the market turns, as we saw in the fourth quarter. And while we don’t expect credit quality to improve in the near term, we believe our approach to credit risk management makes the migration we are seeing manageable. And as you see in the slide, our credit metrics versus our peers reflects just that. Our credit quality ratios of nonperforming assets, nonperforming loans, and net charge-offs are significantly better than our peer group, while our coverage ratios are appropriate.

Now let’s dig a little deeper into our credit portfolio. Let’s start by looking at our consumer loan portfolio, which is about $28 billion and made up of high quality, and has performed relatively well to date.

Our residential mortgage portfolio, which has primarily prime quality purchases for asset and liability management purposes makes up 34% of the total portfolio and have the weighted average loan to value of 67% and weighted average FICO scores in the mid 700s. The net charge-offs average only one basis point. The 90 days past due is less than 100 basis points. This is a high quality portfolio.

Home equity makes up 52% of the consumer portfolio, and is also high quality. First lien positions of 39%, and 93% of it is in our footprint. Our in-footprint broker channel, which is less than 2% of our portfolio, has been terminated due to the lack of quality originations, reflecting the discipline we’re taking in our approach to credit. Weighted average loan to value of 73% in this portfolio, and weighted average FICO scores of about 727. Net charge-off ratio for the year was 20 basis points, with a 90 days past due of 37 basis points. Given the current stage of the credit cycle, we’re very pleased with the modest credit migration to date across all of our vintages. As you can see, the underlying metrics are very strong, and I believe these portfolios will continue to perform well on a relative basis. And that’s it for consumer loans, $28 billion of high quality assets.

Now let’s take a look at the commercial credit portfolio. As you can see on this slide, we’re not heavily concentrated in any particular commercial or commercial real estate category. We are well diversified, and we’re keeping our client exposure highly granular. But we continue to see some deterioration in the commercial real estate portfolio, particularly in the residential development sector. On a relative basis, we have less commercial real estate exposure as a percentage of Tier 1 capital and as a percentage of Tier total assets than our peers.

Our outstandings in the residential real estate development sector of $2.1 billion, is only about 2% of our total assets, the majority of which is in our footprint. We recognize this is an area of heightened concern, and we remain diligent in our underwriting practices and our ongoing credit assessments.

Our portfolio is highly granular and manageable. The average size of these loans is $1.4 million. And this provides much more opportunity to work through the nonperforming loans than if you had much larger credits outstanding. While staying disciplined in our credit decisions may have cost us some revenue in the past, I believe it’s the right risk decision for the Company, and it is clearly paying off in the current environment.

Let me just summarize what I just told you for PNC’s credit risk portfolio. Our $69 billion in loans outstanding represents only 50% of our total assets, which is one of the lowest in the industry. $28 billion is in high quality consumer paper. $41 billion is in commercial loans with a high percentage of collateralization. Of the $41 billion, $5 billion is in asset-based lending, $4 billion is in equipment leasing, $9 billion is in commercial real estate, with only $2 billion related to residential real estate. That’s less than 2% of total assets. We have nonperforming assets of $478 million, which is 0.3% of assets and 0.7% of loans. Both statistics rank very favorable compared to our peers. The largest nonperforming asset on our books is $20 million. We had an allowance for loan losses of $130 [sic: $830] million, which covers 190% of our nonperforming loans, and 1.21% of total loans, totally adequate. So while I do expect some deterioration from our strong asset quality position of today, I really like how we stack up relative to the industry.

Now let’s take a look at capital. When you combine the positive operating leverage we’re able to create with our strong risk profile, PNC has a demonstrated ability to deliver capital through earnings growth. And over the past five years, we have created over $9.5 billion of capital, most of which has come through generating earnings. At the same time, our disciplined approach to capital deployment around acquisitions such as Mercantile, the investments in our businesses, and of course, returning excess capital to our shareholders has positioned us to continue the capital generation in order to grow PNC on our journey of becoming a great company.

Let’s take a look at some of our capital deployment payoffs over recent years. Strategic banking acquisitions that filled in gaps in our footprint have given us a significant presence in three new markets of New Jersey, Washington D.C., and Baltimore. As a result of these targeted investments, the median household income in our pro forma footprint has increased almost 10% from 2003 from almost $55,000 to $61,000 per household. And the projected five year population growth in the PNC pro forma footprint has nearly doubled, from 2% to 4%.

Now we’ve always been very good at taking costs out of these acquisitions, and we’ve done exactly just that, finishing up that on Mercantile in the fourth quarter of this year. But let me give you an idea of what we’ve been doing in this space as it relates to growing clients and as it relates to growing revenues. The greater Washington area is one of the most attractive in the country, and we got access to that market with our acquisition of Riggs in May of 2005. After the Riggs conversion, we invested heavily in our brand and offering free ATMs and extending branch hours. These and other initiatives resulted in strong growth in checking relationships at 17% since June of 2005, which increased our deposits and loans and, of course, our fee base. As you can see, we’re able to leverage our sales and product capabilities and grew our fees 60% in less than two years, albeit on a small base. We improved our noninterest income to total revenue percentage from just over 40% to over 45% in that time period.

We believe we can leverage this same success in our newly expanded markets, and we’re seeing some very good early returns. Our recently converted Mercantile branches, which took place in August of this year — or September of this year — are also showing early positive signs. For example, we’ve had a 60% increase in the production of consumer checking accounts in the fourth quarter compared to the same period last year prior to our acquisition of these branches. The increase reflects the opportunity we see for growth in the former Mercantile franchise. In addition, we’re pleased to see that some 2,000 new customers now bank online with PNC, which came from the Mercantile footprint. Also, our initial consumer credit card mailing to Mercantile customers took place in the fourth quarter, and we achieved 140% of our goal.

Now let’s take a look at another business where we are deploying capital and how that’s paying off as well. Great example with PFPC. At PFPC, we continue to leverage our strength in global fund servicing, and we continue to deploy capital to high margin, high growth areas. As a proof point, 30% of fees generated by PFPC come from emerging products. That’s higher than where it was two years ago, when it was 22%. PFPC’s emerging product revenue had an 18% three year compound annual growth rate, and looking forward we have a very strong pipeline in that business. Now we’ve also deployed capital to enhance further growth at PFPC. We recently completed two acquisitions that give PFPC a unique business opportunity. By adding the capabilities of Albridge Solutions and Coates Analytics, PFPC can now serve as a provider of information services, facilitating the flow of data to and from financial advisors, broker dealers, and fund companies. As this investment develops, we will bring you more information on how these investments will drive growth at PFPC. So as you can see, we continue to look for ways to deploy our capital in a disciplined manner to further grow PNC.

Now let’s take a look at how PNC is positioned in this current interest rate environment. As you can see here, during late 2006 and early 2007, we gradually increased our duration of equity as short term rates increased. I’m pleased to say that we had the firm well positioned for the interest rate cuts at the end of last year, as well as those last week. Clearly, these reductions were, and will continue to be, beneficial to net income interest growth, and they are making us even more confident in our ability to grow revenues into the new year.

Now let’s take a look at our capital position going into 2008. We are shifting our focus of PNC’s primary capital benchmark to a Tier 1 focus. And we’re doing this for a number of reasons. One, we believe Tier 1 capital provides a better measurement of risk, as it takes into account both on and off balance sheet risks for the Company. And it’s more consistent with our economic capital models. Two, Tier 1 is a regulatory capital concept, better aligned with the capital approaches used by our rating agencies. And three, it allows us access to the hybrid capital markets as a recognized part of our capital structure.

Now I have to tell you, our capital is a little thinner than we’d like at present. As we grew our balance sheet faster than we expected, we closed an acquisition earlier than we expected, and clearly, we did not have the earnings we expected in the fourth quarter. While Tier 1 capital at year-end was at a well-capitalized level of 6.8%, our goal is to bring the Tier 1 capital ratio into a range of 7.5% to 8% by year end. And I’m pretty confident we’ll achieve that goal. In fact, I’m pretty confident we’ll achieve it sooner than year end.

And you might ask, why this kind of confidence in this environment? Well first, we have the ability to grow earnings through the credit cycle. I tried to point that out earlier. Second, we have access to non-dilutive Tier 1 capital markets as we need them. And third, we do not plan to actively engage in using our capital to buy back shares for the near future. Our primary goal is to build capital ratios to continue to be able to support our clients in this challenging interest rate credit environment.

In summary, looking at full year 2008 compared to 2007, on an adjusted basis, and based on our economic forecast of 2% GDP growth and our current positioning, we expect to see modest loan and deposit growth percentages somewhere in the mid single digits. We expect to see revenue growth exceeding 10%, driven by strong net interest income growth, further enhanced by the recent Fed actions, as well as continued growth in noninterest income. We continue to expect to create positive operating leverage with expected noninterest expense growth in the high single digits. Given our mid single digit long growth expectation and our economic forecast, we expect the provision in 2008 to be between $400 million and $500 million, depending on the pace of change in the credit cycle. And we expect our effective tax rate to be approximately 32%.

Now, we believe our industry, as well as PNC, will continue to face challenges from market volatility and credit deterioration. Even so, we believe at PNC that our business model, our growth strategies, and intense focus on controlling expenses, the ability to maintain a moderate risk profile, and our recognized ability to execute will serve us well and, as I said in the beginning of the presentation, differentiate our performance in 2008 and beyond. With that, I’ll be very happy to take your questions.

Q:	I’ll start it off. I guess one of the big issues for the banks right now is on the credit risk side, there’s obviously been issues on consumer. How do you see that playing over into commercial real estate and C&I in 2008 and 2009?

Rick Johnson:	Yes. I think in terms of our portfolio, when you take a look at consumer assets, I think we have seen some slight deterioration, both in terms of charge-offs, as I mentioned, as well as in terms of delinquencies. But nowhere near what we’re seeing in the industry as a whole. Our consumer group has done a fabulous job, I think, at making sure we maintain the risk profile we want in that space. But we certainly are seeing that spill over into the residential development area. And with the acquisition of the Mercantile base, obviously, as you look through Maryland, DC, we look at our New Jersey footprint, a little bit in Pennsylvania, we’re seeing a little bit of deterioration through that. You saw that a little bit in the third quarter and further so in the fourth quarter. And I expect nonperforming assets in that space to continue to increase in the first quarter. I think provisioning levels, I think, as a result, are probably going to either stay where they were in the fourth quarter or maybe even be a little bit better than that. I feel pretty confident there. But I think, as I said, I gave you guidance for the whole year, 400 to 500. So, I think we’ll see further deterioration. We are not yet seeing that in sort of the national space. We might see a little bit in some of the small regional developers, but the national companies are either well capitalized and managing through this, or we’re basically exiting the relationships that we feel uncomfortable with their ability to do that.

Q:	Can you talk about CRE [inaudible] home builder and also C&I?

Rick Johnson:	So far, okay. As I said, we’ve had probably a couple of nonperforming assets related to that space. In fact, if you look at some of the larger nonperforming assets that would be coming out of the CRE, that’s not the residential development space. But to date, not a lot of charge-offs, not a lot of credits that we’re concerned that we can’t work through and try to collect.

Q:	So how do you see it kind of progressing into ‘08 and ‘09, I mean it’s spread a lot more than people thought. So right now [inaudible] looked good and CNI and CRE. So does it, what’s the potential that it could get worse through 2008?

Rick Johnson:	Well, I think I’d love to know that, too, I mean, as to where the whole commercial market is going to go. We all have our predictors and our models. So far, we’re not seeing significant deterioration of PNC as it relates to that commercial real estate space, outside of residential development, for 2008. Yes?

Q:	Given your low Tier One capital ratio [Inaudible]?

Rick Johnson:	Yes, we’ve spent a good amount of time in the last couple of years — the question was commenting on our Tier 1 capital ratio of 6.8%, can I comment on acquisitions — if you didn’t hear that. We’ve spent a lot of time in the acquisition space in the last couple of years, and I would suggest today we have a lot of work to do to kind of take the best we can out of those franchises and continue to grow them. We still, as you know, still need to convert Yardville on to our systems, which will happen in this quarter, as well as we still need to close on the Sterling deal and to convert that, which I think we’ll end up converting that business in the third quarter this year. And what we’ve done, the integration of Mercantile — put the systems in, and we’ve actually done a great job of taking out the cost and getting the systems to operate where we want. We have a great opportunity now to grow the client base and to grow the revenues and to get fee income and to get the training we need to continue to growth that franchise. So our focus right now is on growing the Company. Yes.

Q:	Can we get an update on [Inaudible]?

Rick Johnson:	Well, we’ve got about $2.1 billion in total in what I’ll call residential development. And approximately 40% to 50% of that would be in that Mid Atlantic, let’s call it greater Maryland, greater Washington area. The rest of it would be in the preexisting PNC footprint. And we probably had a little bit more deterioration in that area versus what we’ve seen in our existing footprint. But I’ll tell you, the one thing that I take a lot of comfort from is the size of the kinds of nonperforming assets we’re seeing. As I mentioned a minute ago, the average size for our entire portfolio is $1.4 million of loans outstanding in the NPA book. And I would suggest that the granularity that we’re seeing out of the Maryland and the greater Washington is much lower than that in terms of the size of the NPAs, we just may be seeing a few more of them. So I think, again, I think the fact that they are manageable in terms of size, great relationships in terms of how people are working with their customers down there — it’s our hope that while nonperforming assets went up pretty significantly in the fourth quarter, again, I don’t believe to a high level because we were unsustainably low, I think we’ll be able to manage through a lot of this hopefully without as much credit loss. Yes?

Q:	[Inaudible] What percentage of your homebuilding book is related to private home builders versus the public home builders?

Rick Johnson:	The residential development that I’m speaking about is sort of the private home builders, okay. If you get to sort of the regional developers, that’s probably another $250 million of loans outstanding today, pretty small.

Q:	[Inaudible]

Rick Johnson:	Yes.

Q:	[Inaudible]

Rick Johnson:	That’s correct. Any further questions?

Q:	Rick, you talked about how the Fed cuts helped your net interest revenue growth. Can you give us, can I quantify, you said 10% of the revenue growth — did it add 100 basis points to your growth rate, 200 basis points? And second, how does the Fed’s lower rates impact your view on consumer credit quality? Does it help mitigate some of the issues that we could have seen in 2008?

Rick Johnson:	Well, the guidance we’re giving now in terms of exactly what we see in revenues is — we believe, we said this at the earnings call and I repeated it today, that I believe we’ll grow revenue in excess of 10%. I feel, with the actions taken by the Fed reducing rates, I feel very confident now that the net income interest growth is going to be an even greater contributor to that. And I think if, one of the things I said on the call actually, is if we do have a slower economy through the course of the year, then I can expect that that will have an impact on fee income growth. But I’m very confident that I feel that whatever we give up in the fee income space, we’ll make back through net interest income growth as the Fed has taken its actions. So I’m pretty confident with our 10% plus growth. And your second question, Keith?

Q:	Does it mitigate the consumer credit quality issues?

Rick Johnson:	We don’t have a big, and I can only speak for our portfolio, and from what we’ve seen so far, we don’t have a significant issue in our consumer loan portfolio. We have some deterioration, well below industry standards. That might have mitigating effect, actually, to make it even better in terms of the performance for our customers. But right now, though we’re watching it very carefully, that’s not an area that concerns us at the moment.

Q:	You’ve also been very disciplined in terms of how you allocate capital. As you see better returns, I guess, or balance sheet growth, can you talk about how, where you see some of the growth opportunities? And also as you start to see some of these potential (inaudible) coming down in the returns for balance sheet growth and for acquisitions kind of equal out, if you see an opportunity to expand into a new region how would you weigh that versus internal growth? And how far down will you take your capital levels to get that done?

Rick Johnson:

I think we’ve taken our capital levels as low as I want to take them. We kind of had the perfect storm in the fourth quarter in order to get down to 6.8%, in terms of the three points that I raised before. So, clearly, we’re going to build those capital levels back up as quickly as we can. Again, I think we’re really focused on growing our business, and if I look at the best investment out there right now, boy, I wish I could buy back the shares this year than buying back shares last year before we got into this because I think it’s a great opportunity. But we’re not going to do that. I think most important for us right now is long term, and long term is about our clients. It’s about the relationships we can support through this difficult environment. And if we can build our capital to be able to support that and to maintain the relationships with our clients, that’s what’s more important to our long term growth. So right now, we’re not active on the acquisition side. We’re trying to focus on the businesses we have today and make sure that we grow those.

Well, thank you very much everybody. I appreciate your time. Thank you, Keith.

ADDITIONAL INFORMATION ABOUT THE PNC/STERLING FINANCIAL CORPORATION TRANSACTION

The PNC Financial Services Group, Inc. and Sterling Financial Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Sterling Financial Corporation will be available free of charge from Sterling Financial Corporation by contacting Shareholder Relations at (877) 248-6420.

The directors, executive officers, and certain other members of management and employees of Sterling Financial Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Sterling Financial Corporation. Information about the directors and executive officers of Sterling Financial Corporation is included in the proxy statement for its May 8, 2007 annual meeting of shareholders, which was filed with the SEC on April 2, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.